SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November 2001

Van der Moolen Holding N.V.
 (Translation of Registrant’s Name into english)

Keizersgracht 307
1016 Ed Amsterdam
The Netherlands
(31) 20 535 6789
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -                .)

Schedule of Information Contained in this Report:

1.	The English language press release of Van der Moolen Holding N.V. announcing the third quarter 2001 results, dated November 1, 2001.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VAN DER MOOLEN HOLDING N.V.

Date: November 2, 2001	By:	/s/ Friedrich M.J. Bottcher

Name: Friedrich M.J. Bottcher
Title: Chairman of the Management Board

By:	/s/ Frank F. Dorjee

Name: Frank F. Dorjee
Title: Chief Financial Officer,
Member of the Management Board

Amsterdam, November 1, 2001

PRESS RELEASE

Van der Moolen: net income of €  73.1 million for the first nine months of 20011

      Van der Moolen, a specialist and market maker on the major US and European equity, options and bond markets, today announced that its net income from ordinary activities for the first nine months of 2001 was €  73.1 million, 27% lower than in the same period of 2000. Income from ordinary activities per common share in the first nine months of 2001 was € 1.90, 30% lower than the € 2.72 earned in the first nine months of 2000. Ninety percent of trading days in the first nine months of 2001 were closed with a positive trading result.

      In the third quarter of 2001, net income from ordinary activities was €  19.2 million, 34% lower than in the same quarter of the previous year. Earnings per common share from ordinary activities declined by 37%, from € 0.78 in 2000 to € 0.49 in the current year. Eighty-five percent of trading days closed profitably during the third quarter.

      Net extraordinary items booked in the third quarter of 2001 resulted in a €  28.6 million gain.

Van der Moolen Holding: Key Figures

3rd quarter				9 months
		%				%
2001	2000	change	€ millions	2001	2000	change

€73.9	€99.3	-26%	Revenues	€255.8	€328.7	-22%
34.3	56.7	-40%	Income before tax and goodwill amortization	131.6	192.1	-31%
19.2	29.1	-34%	Net income from ordinary activities	73.1	99.8	-27%
459	253	+81%	Guarantee capital	459	253	+81%
			per share data, €’s

€0.49	€0.78	-37%	Net income from ordinary activities	€1.90	€2.72	-30%

1	All financial information in this press release has been prepared in accordance with Dutch GAAP. As an annex, we have provided certain additional financial information that has been prepared in accordance with US GAAP.

Income and dividend expectations

      Assuming a continuation of current market conditions, Van der Moolen maintains its forecast that income from ordinary activities (i.e., excluding extraordinary items) for the full year 2001 will be approximately 25% lower than in 2000, at slightly more than € 100 million. Management intends to continue its past dividend policy of paying out at least 40% of income from ordinary activities as a dividend on common shares, subject to the approval of the Supervisory Board and General Meeting of Shareholders in April 2002.

Third quarter 2001

      Particularly in Europe, the third quarter saw a decline in exchange volumes, which put pressure on revenues from equity trading. The September 11 attack on the World Trade Center in New York led to the closing of U.S. securities markets for four days. The negative effect of this on Van der Moolen’s ability to generate revenues in the U.S. was partially compensated by heavy trading activity when the markets re-opened. Revenues from options trading were under pressure in all of Van der Moolen’s markets in July and August, as a result of low levels of volatility. However, the sudden spike in volatility as a result of the events of September 11th presented new challenges to options activities in a highly uncertain trading environment. The closure of the American Stock Exchange for fourteen days had a negative impact on the operations of Van der Moolen’s recently-acquired Cohen, Duffy, McGowan. Four of the ten loss-producing trading days during the third quarter fell in the period between September 11th and 18th.

      F.M.J. (Fred) Böttcher, Van der Moolen’s CEO, commented: “The third quarter was clearly not the easiest one we have seen, given the tragic events of September 11 and the unusually slow summer months preceding them. In particular, our options activities came under pressure. Nevertheless, it is worth stressing in these difficult times that we are achieving healthy results and we are satisfied with the more than €  19 million we were able to earn in these circumstances. The revenue picture in October gives us confidence that we will reach our indicated net income from ordinary activities of approximately €  100 million for the full year, which would make 2001 Van der Moolen’s second-best year ever.”

      In anticipation of the new trading structure for options on Euronext Amsterdam, Van der Moolen’s Dutch options trading activities are being reorganized. Van der Moolen has given a needed boost to the quality of these operations with the acquisition of a small specialized derivatives trading company in June. As a step toward further reorganization of its options trading activities in the U.S., Van der Moolen raised its interest in Tague Van der Moolen from 83% to 100% with effect from October 1, 2001, and will change the name of that unit to Van der Moolen Options USA.

Nine month results

      Revenues in the first nine months of 2001 declined by 22% from the same period of 2000 to €  255,8 million. The organic change was -29%, partially offset by a 4% increase as a result of acquisitions and a 3% gain from currency movements.

      The Dutch specialist and market making activities saw revenues decline by 40% and 64%, respectively.

      Total U.S. specialist activities in equities and derivatives saw revenues decline by 11%. Revenues at Van der Moolen Specialists USA declined by 5%.

      Revenues from non-Dutch market making fell by 45%. Van der Moolen Bonds, whose activities were launched in May, made only a limited contribution to revenues.

      With respect to operating expenses, fixed personnel expenses and information and communications costs increased during the period, largely as a result of the integration of the NYSE specialist firms Scavone, McKenna, Cloud and Stern & Kennedy from August 1, 2001, the acquisition of Cohen, Duffy, McGowan on July 11, 2001, the formation of Van der Moolen Bonds in February, 2001, and currency effects. However, as a consequence of lower bonus provisioning (-44%), total operating expenses declined by 12%.

      As a result of the combined effects of consolidating the costs of the newly-acquired firms, roughly unchanged transaction costs on a decreased revenue base, and lower variable personnel costs, the operating margin declined from 58% for the full year 2000 to 52% for the first nine months of the current year.

      In the first nine months of 2001, net income from ordinary activities declined 27% from the same period of 2000, to €  73.1 million.

      Net extraordinary income after taxes in the third quarter of 2001 was € 28.6 million. The extraordinary income resulted from the sale of Van der Moolen’s interest in Euronext N.V. The extraordinary expenses were largely one-time costs incurred in connection with Van der Moolen’s listing on the New York Stock Exchange on October 18.

      The average number of common shares outstanding rose by 4%. Earnings per common share from ordinary activities were € 1.90, as adjusted for the three-for-one share split on May 1, 2001 and after provisioning for dividends on preferred shares. This was 30% below the € 2.72 earned in the first nine months of 2000.

      Guarantee capital amounted to €  459 million at September 30, 2001, which represented an 81% increase over guarantee capital on September 30, 2000. This increase was principally the result of increasing Van der Moolen Specialists USA’s subordinated financing by $96 million, as well as retention of earnings.

      Van der Moolen’s September 30, 2001 balance sheet total was sharply higher than the December 31, 2000 total. This increase resulted from the creation of inventory for Van der Moolen Bonds and from the acquisitions of Cohen, Duffy, McGowan, Stern & Kennedy and Scavone, McKenna, Cloud.

      For further information, please contact Tom Schram, telephone +31-20-535-6789. For more information about Van der Moolen, please visit www.vandermoolen.com

Announcement

      On Thursday, November 1, 2001, Van der Moolen will hold a conference call for analysts at 4:00 PM Amsterdam time, which will be broadcast over www.vandermoolen.com.

Van der Moolen Holding N.V.
Consolidated Profit and Loss Account (1)
(Dutch GAAP, unaudited)

3rd quarter	3rd quarter	percent		(figures in millions of euros,	9 months	9 months	percent
2001	2000	change		except per share)	2001	2000	change

4.9	6.6			Dutch Specialist	16.7	28.0
58.8	66.1			Non-Dutch Specialist	182.1	204.4
(1.5)	9.4			Dutch market making	9.3	25.5
8.2	17.0			Non-Dutch market making	38.2	69.3
3.5	0.2			Other activities	9.5	1.5

73.9	99.3	(26%	)	Total revenues	255.8	328.7	(22%	)
7.9	7.6			Transaction costs	22.5	21.0

66.0	91.7	(28%	)	Net revenues	233.3	307.7	(24%	)
11.8	9.1			Fixed personnel expenses	33.7	24.3
8.9	15.4			Variable personnel expenses	34.3	61.3
5.6	3.9			Information and communications costs	14.2	10.3
4.7	6.2			General expenses	17.8	18.2
0.7	0.4			Depreciation	1.7	1.5

31.7	35.0	(9%	)	Total operating expenses	101.7	115.6	(12%	)

34.3	56.7	(40%	)	Operating income before goodwill amortization	131.6	192.1	(31%	)

1.3	—			Goodwill amortization (2)	1.3	—

33.0	56.7	(42%	)	Operating income after goodwill amortization	130.3	192.1	(32%	)

(3.8)	(2.4)			Net interest expense	(6.5)	(4.3)

29.2	54.3	(46%	)	Income from ordinary activities before taxation	123.8	187.8	(34%	)

5.7	15.7			Taxation	28.9	57.3

23.5	38.6	(39%	)	Income from ordinary activities after taxation	94.9	130.5	(27%	)

32.4	—			Extraordinary income after taxation	32.4	—
(3.8)	—			Extraordinary expense after taxation	(3.8)	—

52.1	38.6	35%		Group income after taxation	123.5	130.5	(5%	)

4.3	9.5			Minority interest	21.8	30.7

47.8	29.1	64%		Net Income	101.7	99.8	2%

19.2	29.1	(34%	)	Net Income from ordinary activities	73.1	99.8	(27%	)
0.7	0.7			Dividends on preferred shares	2.2	2.1

				Net income from ordinary activities
18.5	28.4			attributable to holders of common shares	70.9	97.7
37,347,558	35,853,453	+4%		Average number of common shares outstanding	37,347,558	35,853,453	+4%
				Net income from ordinary activities
€ 0.49	€ 0.78	(37%	)	per common share	€ 1.90	€ 2.72	(30%	)

(1)	In conformity with changes in applicable Dutch regulation, the segmentation of revenues by activity was changed at the end of 2000. No adjustment has been made to figures given in the first three quarters of 2000, as the changes were not regarded as material.

(2)	From the beginning of 2001, goodwill paid on acquisition must, according to Dutch practice, be capitalized and amortized over periods ranging from 15 to 40 years.

Van der Moolen Holding N.V.

Consolidated Balance Sheet

(Dutch GAAP, unaudited)

	September 30,	December 31,
	2001	2000

	(figures in millions of euros)
Assets
Fixed assets
Intangible fixed assets	122.5	—
Tangible fixed assets	11.3	7.9
Financial fixed assets	58.6	68.3

	192.4	76.2
Current assets
Long positions securities	472.8	265.5
Long positions contracts	491.1	214.2
Clearing houses and professional parties	303.0	143.7
Cash	378.9	221.9
Accrued and other receivables	14.5	11.9

	1,660.3	857.2

Total assets	1,852.7	933.4

Liabilities
Shareholders’ equity	235.9	132.9
Minority interests	37.8	26.7

Group equity	273.7	159.6
Subordinated debt	185.1	71.4

Guarantee capital	458.8	231.0
Provisions	14.9	14.1
Other long term liabilities	7.3	7.6
Current liabilities
Short positions securities	458.2	200.1
Short positions contracts	632.6	203.7
Clearing houses and professional parties	42.9	70.3
Bankers	95.1	9.2
Accrued and other liabilities	142.9	197.4

	1,371.7	680.7

Total liabilities	1,852.7	933.4

Van der Moolen Holding N.V.

Net income and shareholders’ equity

(US GAAP, unaudited)

	9 months	9 months
	2001	2000

	(Amounts in € millions except
	for per share data)
Van der Moolen’s net income in accordance with Dutch GAAP	101.7	99.8
Adjustments to reported net income
Goodwill amortization	(11.6)	(11.0)
Pension costs	1.5	1.3
Stock options	(3.5)	(2.9)
Other	(1.3)	0.6
Income taxes	(4.6)	(3.7)

Net income in accordance with US GAAP	82.2	84.1
Dividends on preferred financing shares	(2.2)	(2.1)

Net income in accordance with US GAAP attributable to common shares	80.0	82.0

Weighted average number of common shares outstanding	37,347,558	35,853,453
Basic earnings per common share in accordance with Dutch GAAP	1.90	2.72
Total earnings per common share in accordance with Dutch GAAP	2.66	2.72
Basic earnings per common share in accordance with US GAAP	2.14	2.29
Dilutive weighted average of common shares outstanding	37,449,362	36,393,189
Diluted earnings per common share in accordance with US GAAP	2.14	2.25

	9 months	9 months
	2001	2000

	(Amounts in € millions)
Condensed profit and loss statement in accordance with US GAAP
Revenues	250.1	327.4
Total expenses	(146.2)	(149.0)

Income from operations	103.9	178.4
Income from participation interests	(0.2)	(0.3)
Gain on disposal of long-term investments and affiliates	32.4	—
Net interest income (expense)	(6.6)	(4.3)
Other income	5.9	2.0

Income before taxes and minority interest	135.4	175.8
Provision for income taxes	(31.4)	(61.1)
Minority interest	(21.8)	(30.6)

Net income	82.2	84.1
Preferred dividends	(2.2)	(2.1)

Net income in accordance with US GAAP attributable to common shares	80.0	82.0

	September 30,	December 31,
	2001	2000

	(Amounts in € millions)
Van der Moolen’s shareholders’ equity in accordance with Dutch GAAP	235.9	132.9
Adjustments to reported equity
Goodwill	336.9	341.0
Pensions	11.7	10.2
Dividend	—	55.6
Other	(7.5)	(2.3)

Shareholders’ equity in accordance with US GAAP	577.0	537.4

Van der Moolen trades on the important equity and derivatives exchanges of Europe and the United States. As an all systems trader, it is active in open outcry and electronic markets in several time zones. On the NYSE, Van der Moolen currently has a market share of about 10% of transaction volume. Van der Moolen’s traders execute an average of 60,000 trades a day. Turnover and price volatility are the most important factors influencing its results.

Van der Moolen’s shares are listed on Euronext Amsterdam (VDM.AS) and its American depository Receipts are listed on the NYSE (VDM). The share price can be followed on www.vandermoolen.com.

      Certain statements contained in this press release constitute “forward-looking statements”. These statements, which contain the words “anticipate”, “believe”, “intend”, “estimate”, “expect” and words of similar meaning, reflect management’s beliefs and expectations and are subject to risks and uncertainties that may cause actual results to differ materially. As a result, readers are cautioned not to place undue reliance on such forward-looking statements, and are referred to the documents filed by the Company with the U.S. Securities and Exchange Commission, specifically our most recent filing on Form 20-F, which identify important risk factors that could cause actual results to differ. The Company disclaims any obligation to update its view of such risks and uncertainties or to publicly announce the result of any revisions to the forward-looking statements made herein, except where it would be required to do so under applicable law. Readers should note that we do not expect to issue U.S. GAAP earnings guidance.